

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 28, 2011

Mr. Frederick S. Cromer
Chief Financial Officer
International Lease Finance Corporation
10250 Constellation Blvd., Suite 3400
Los Angeles, California 90067

    RE: International Lease Finance Corporation
                Form 10-K for the Year Ended December 31, 2009
                Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
                September 30, 2010
                File No. 1-31616

Dear Mr. Cromer:

        We have reviewed your response letter filed on January 13, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including any registration statements.

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 48</u>

2. We have read your response to comment four. Please revise your caption "provision for overhauls" to better convey the nature of the related cash flows. Your current caption suggests that these amounts relate to non-cash expense accruals. Please also show your

reimbursements of overhaul reserves separately from your transfers of overhaul reserves. In doing so, ensure that transfers of overhaul reserves reflect only cash transactions.

3. We have read your response to prior comment five. You indicate that you will agree, for convenience, to receive a net cash amount from the purchaser, which represents the aircraft sales price less any settlement of payments required for novation of the lease, including any unreimbursed overhaul rentals you agree to transfer to the purchaser. You disclose that even if you receive a net cash amount, you still record proceeds related to the aircraft sale as investing cash flows and the overhaul rentals transferred to the buyer of the aircraft as financing or operating cash outflows, as applicable. We continue to believe that this gross presentation does not represent your actual cash transactions and that you should revise your statements of cash flows accordingly.

4. Please address the appropriateness of recording foreign currency adjustment of non-US$ denominated debt and foreign exchange adjustments on foreign currency denominated cash as adjustments to reconcile net income to net cash provided by operating activities. Please cite the accounting literature used to support your conclusion. We note your discussion of foreign currency adjustments in Note F- Debt Financing but are unable to reconcile those disclosures to the adjustments you have reflected in your Statements of Cash Flows. Please also expand your disclosures to clarify which line item these foreign currency adjustments are included in your statement of operations.

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

5. We have read your responses to prior comments 10 and 11. We note that you recognize overhaul rental payments you receive from lessees as revenue and recognize an expense for the estimated reimbursements to be made to the lessee. It is unclear to us the nature of the expense that you have incurred at the time you receive overhaul rental payments. It appears that your recognition of this expense is the direct result of recording revenues at amounts greater than what you will ultimately realize. We therefore continue to object to your recording the gross amount of overhaul rentals received as revenue. We would not object to you recognizing the net amount of overhaul rentals that you do not expect to reimburse to the lessee as revenue as those rentals are received. In this regard, we note that you have been able to successfully estimate the amount of overhaul rentals that are reimbursed to the lessees. Furthermore, we believe that recording the net amount reflects the substance of your overhaul rental agreements. Please revise your statements of income accordingly.

Flight Equipment Marketing, page 53

6. We have read your responses to prior comments 12 through 14. We continue to object to your inclusion of impairments charges related to flight equipment held for sale within

revenues. We believe that impairment charges related to flight equipment held for sale should be included within expenses in a similar manner to your other impairment charges. You believe differentiating between impairment charges recorded on flight equipment held for use versus impairment charges recorded on aircraft to be disposed of provides investors meaningful information in analyzing your financial results. We believe that the separate presentation of these two impairment amounts within expenses will provide your investors with the information you believe is meaningful in analyzing your financial results. Please revise your financial statements accordingly.

7. We have read your response to prior comment 12. You indicated that you plan to change your caption from flight equipment marketing to Flight equipment marketing, gains/loss on sale of aircraft and fair value adjustments on flight equipment to be disposed of. Given that we continue to object to the inclusion of fair value adjustments on flight equipment to be disposed as a reduction of revenue, please revise this caption accordingly. Furthermore, although we will not object to your inclusion of the gains and losses on sale of aircraft within revenues, please revise your overall heading "Revenues" to a caption similar to "Revenues and Other Income."

Provision for Overhauls, page 53

8. We have read your response to prior comments 16. We continue to believe that you must follow one of the methods of accounting for overhaul costs set forth in ASC 908-360. If you continue to utilize the deferral method, the actual cost of each overhaul that is capitalized must be amortized to the next overhaul. Please revise your financial statements accordingly.

Form 10-Q for the Period Ended September 30, 2010

General

9. Please address the comments above in your interim filings as well.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief